03000791

December 23, 2003

Act: 33
Section: 3(a)(10)
Rule:
Public
Availability: 12-23-03

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pacific Exchange, Inc.
Incoming letter dated December 19, 2003

This responds to your letter relating to the proposed Recapitalization and Demutualization of the Pacific Exchange. Capitalized terms used in this letter shall have the meanings defined in your letter.

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion as counsel that the exemption provided by Section 3(a)(10) of Securities Act is available, the Pacific Exchange issues Class A membership interests in the Recapitalization and PCX Holdings issues common stock in exchange for such Class A membership interests in the Demutualization, as described in your letter, without registration under the Securities Act.

In addition, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion as counsel that registration is not required, the Pacific Exchange issues Class B membership interests in the Recapitalization and such Class B membership interests are exchanged for option trading permits on the reorganized Pacific Exchange in the Demutualization, as described in your letter, without registration under the Securities Act.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require another result. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

PROCESSED
JAN 16 2004
THOMSON FINANCIAL

Sincerely,

David M. Lynn
Chief Counsel

1143362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2003

Rodney R. Peck
Pillsbury & Winthrop LLP
P. O. Box 7880
San Francisco, CA 94120-7880

Re: Pacific Exchange Inc.

Dear Mr. Peck:

In regard to your letter of December 19, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

PILLSBURY WINTHROP LLP
50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

RECEIVED
PM 3:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 19, 2003

Rodney R. Peck
Phone: 415.983.1516
rpeck@pillsburywinthrop.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Kier Gumbs, Esq.

Re: Pacific Exchange, Inc. – Securities Act of 1933, Sections 3(a)(10) and 2(a)(1)

Ladies and Gentlemen:

We represent Pacific Exchange, Inc., a Delaware non-stock corporation (the "**Pacific Exchange**"), and hereby request that the Division of Corporation Finance (the "**Division**") confirm that, in reliance on our firm's opinion as counsel to the Pacific Exchange, it will not recommend enforcement action to the Securities and Exchange Commission (the "**Commission**") if (a) the Class A membership interests of the Pacific Exchange created in the recapitalization described below and the common stock of a newly-formed Delaware stock corporation, to be named PCX Holdings, Inc. ("**PCX Holdings**"), which are to be issued in the demutualization described below, each are issued without registration under Section 5 of the Securities Act of 1933, as amended (the "**Securities Act**"), in reliance on the exemption contained in Section 3(a)(10) of the Securities Act, and (b) the Class B membership interests in the Pacific Exchange, as described below, are created in such recapitalization and then exchanged for options trading permits in the reorganized Pacific Exchange in such demutualization without registration under Section 5 of the Securities Act, on the basis that such Class B membership interests and options trading permits do not constitute securities within the meaning of Section 2(a)(1) of the Securities Act. In the demutualization, the Pacific Exchange will convert from a not-for-profit non-stock membership corporation into a wholly-owned subsidiary of a for-profit stock corporation by means of the principal corporate actions described below (the "**Demutualization**").

To effect the Demutualization, PCX Holdings has been formed by the Pacific Exchange to act as the holding company for the Pacific Exchange and its other operating subsidiaries. PCX Holdings will form a wholly-owned Delaware stock corporation ("**Pacific Newco**"). Pacific Newco will merge with and into the Pacific Exchange, with the Pacific Exchange as the surviving entity and a wholly-owned subsidiary of PCX

Holdings. Immediately prior to the merger, the Pacific Exchange will undergo a recapitalization (the "**Recapitalization**") (by means of another merger with a wholly-owned subsidiary formed for such purpose) whereby it will convert each of its current membership interests into: (1) one Class A membership interest representing an equity ownership interest in the Pacific Exchange; and (2) one Class B membership interest representing options trading privileges on the current Pacific Exchange (which Class B membership interest will have no rights to dividends or distributions from, or other financial interest in, the Pacific Exchange).[1] In the Demutualization, current members of the Pacific Exchange will receive common stock in PCX Holdings in exchange for their Class A membership interests and their Class B membership interests will be converted into options trading permits, which will represent solely the privilege to trade options on the reorganized Pacific Exchange. Neither the Class B membership interests nor the options trading permits will have voting rights to directly elect directors or appoint management,[2] rights to receive distributions, redemption rights or, with the exception of the exchange of Class B membership interests for the options trading permits, rights of conversion into any other instrument.

[1] The Recapitalization will occur immediately prior to the Demutualization in order to restructure the ownership interests in the Pacific Exchange in a manner which conforms to the requirements of the Delaware General Corporation Law and to be consistent with certain reorganization structures previously addressed in rulings by the Internal Revenue Service ("IRS") in other demutualization transactions. The Demutualization will occur immediately after the consummation of the Recapitalization by means of filings of the appropriate certificates of merger with the Delaware Secretary of State to effect the Recapitalization and then the Demutualization. Thus, the Class A and Class B membership interests will only exist for an instant in time before the Demutualization merger occurs and, therefore, such membership interests will be only transitory in nature.

[2] The reorganized Pacific Exchange will have an Options Trading Permit Holder Nominating Committee, comprised of holders of options trading permits. This committee will nominate one director to serve on the reorganized Pacific Exchange board of directors, which board will initially consist of ten members. In order to be elected to the board of directors of the reorganized Pacific Exchange, the nominee must not be objected to by board of directors of PCX Holdings. The Options Trading Permit Holder Nominating Committee will be comprised of six options trading permits holders and one person from the public. The initial members of the Committee will be appointed by the Nominating Committee of the current Pacific Exchange. Thereafter, prior to the expiration of the term of the members of the Options Trading Permit Holder Nominating Committee, such Committee shall publish a slate of six eligible nominees to fill the positions of the options trading permit holders during the next annual term. The lesser of 35 or 10% of options trading permit holders in good standing may select eligible nominees, in addition to the six nominees chosen by the Committee. In the event there are more than six nominees to fill the options trading permit holder positions on the Committee, each options trading permit holder in good standing may vote for up to six nominees. The six nominees that receive the most votes will fill the options trading permit holder positions on the Committee. The Chief Executive Officer of the reorganized Pacific Exchange will appoint a person from the public to fill the public position on the Committee.

After the Demutualization, PCX Holdings will be the sole member of the reorganized Pacific Exchange (which will no longer operate as a not-for-profit corporation), and the current members of the Pacific Exchange will initially hold all of the issued and outstanding common stock of PCX Holdings and options trading permits on the reorganized Pacific Exchange. As noted, following the Demutualization, the reorganized Pacific Exchange will no longer operate as a not-for-profit corporation, and the sole member of the reorganized Pacific Exchange will be PCX Holdings. In the Recapitalization and the Demutualization, the existing limitation on the payment of dividends contained in the certificate of incorporation of the Pacific Exchange will be eliminated, so that it will be possible for dividends to be paid on the Class A membership interests (of course, since the Class A membership interests are transitory and will exist only for an instant in time, no dividends will be paid thereon) and, following the Demutualization, by the reorganized Pacific Exchange to PCX Holdings, as the sole member of the reorganized Pacific Exchange. As discussed below, however, the bylaws of the reorganized Pacific Exchange will contain a provision to the effect that any revenues received by the reorganized Pacific Exchange from regulatory fees or regulatory penalties will be applied to fund the legal, regulatory and surveillance operations of the reorganized Pacific Exchange and will not be used to make dividends or distributions to, PCX Holdings. It should be noted that neither the holders of Class B membership interests after the Recapitalization, nor the holders of options trading permits after the Demutualization, will be entitled to receive any dividends or distributions from, or otherwise have any financial interest in, the reorganized Pacific Exchange, and that such interests will represent solely the privilege to trade options on the reorganized Pacific Exchange. Additionally, upon a liquidation of the Pacific Exchange, neither the holders of the Class B membership interests nor the holders of the options trading permits will be entitled to receive any liquidating dividends or distributions upon such event. Furthermore, neither the Class B membership interests nor the options trading permits will be transferable or redeemable.

The Pacific Exchange and PCX Holdings have applied to the California Department of Corporations (the "**DOC**") for permits authorizing the issuance of the Class A membership interests of the Pacific Exchange in the Recapitalization and the common stock of PCX Holdings in the Demutualization following a fairness hearing to be conducted under the authority of Section 25142 ("**Section 25142**") of the California Corporate Securities Law of 1968, as amended (the "**CCSL**"). We note that, in our opinion, both the Class B membership interests of the Pacific Exchange and the options trading permits of the reorganized Pacific Exchange for which the Class B membership interests will be exchanged will not constitute "securities" within the meaning of the Securities Act or the CCSL and, therefore, the creation of these interests will not be the subject of the permit applications to the DOC or the fairness hearing. The approval of the DOC as to the fairness of the terms and conditions of the issuance of Class A membership interests of the Pacific Exchange in the Recapitalization and the common stock of PCX Holdings in the Demutualization under the authority of Section 25142 will be obtained prior to the vote by the Pacific Exchange members to approve the Demutualization. As noted above, the DOC has been requested in writing by the Pacific Exchange to hold a hearing on the fairness of the terms and conditions on which the Demutualization will occur pursuant to Section 25142. Furthermore, the DOC has been advised, in writing, by the Pacific Exchange that the Pacific Exchange intends to rely upon the exemption in Section 3(a)(10) of the Securities Act, which exemption will be applicable as a result of the fairness hearing to be conducted by the DOC.

We hereby request that the Division confirm that it will not recommend enforcement action to the Commission if (a) the Class A membership interests of the Pacific Exchange created in the Recapitalization and the common stock of PCX Holdings in the Demutualization are issued without registration under Section 5 of the Securities Act, in reliance on the exemption contained in Section 3(a)(10) of the Securities Act, and (b) the Class B membership interests in the Pacific Exchange are created in the Recapitalization and then exchanged for options trading permits in the reorganized Pacific Exchange in the Demutualization without registration under Section 5 of the Securities Act, in reliance on our firm's opinion that such Class B membership interests and options trading permits do not constitute securities within the meaning of Section 2(a)(1) of the Securities Act. We hereby confirm to the Commission that it is our opinion that (a) the common stock of PCX Holdings and the Class A membership interests of the Pacific Exchange may be issued without registration under Section 5 of the Securities Act, in reliance on the exemption contained in Section 3(a)(10) of the Securities Act, and (b) the Class B membership interests in the Pacific Exchange may be created in the Recapitalization and then exchanged for options trading permits in the reorganized Pacific Exchange in the Demutualization without registration under Section 5 of the Securities Act on the basis that such Class B membership interests and such options trading permits will not constitute securities within the meaning of Section 2(a)(1) of the Securities Act.

Background Information

The Pacific Exchange, whose principal offices and facilities are located in San Francisco, California, is one of nine national securities exchanges. It provides the facilities, technology, systems, regulatory surveillance and compliance services required by the Commission for the operation of a marketplace for stock and index options, and it manages the equities marketplace for, and regulates, the Archipelago Exchange, which operates as a facility of the Pacific Exchange. The Pacific Exchange was created in 1957 by the merger of the San Francisco Stock and Bond Exchange and the Los Angeles Stock and Oil Exchange, which were founded in 1882 and 1899, respectively. The Pacific Exchange began trading stock options in 1976.

The Pacific Exchange is a Delaware non-stock corporation. It presently has no stockholders and no authority under its Certificate of Incorporation to issue capital stock. The Pacific Exchange is composed of 552 memberships or "exchange seats" (10 of which are owned by the Pacific Exchange). A Pacific Exchange member holds one or more of the memberships, and memberships confer options trading privileges upon the member. A majority of the Pacific Exchange's seats are owned by persons who reside or have business addresses in the State of California.

Reasons for Demutualization

The Pacific Exchange's current membership structure is less than ideal in the present highly competitive environment among national securities exchanges. The Pacific Exchange faces a rapidly evolving exchange landscape, driven primarily by the expansion of electronic trading, changing customer requirements, a changing regulatory environment and increased competition and industry realignment. Declining market share, operating margins and seat prices are but a few of the consequences of these changes to the securities exchange industry. Under its current structure, the Pacific Exchange's ability to raise capital is solely through assessments of its members. Management believes that reorganization as a subsidiary of a for-profit stock corporation will facilitate more streamlined decision-making and greater flexibility in how the Pacific Exchange competes, improve access to capital markets and increase the Pacific Exchange's attractiveness as an alliance partner.

It is currently anticipated that the material sources of the Pacific Exchange's revenues post-Demutualization will remain the same as those pre-Demutualization, except that, following the Demutualization, the existing dues applicable to the members of the Pacific Exchange will no longer be assessed. Management of the Pacific Exchange believes that the reorganized Pacific Exchange's remaining revenue sources will be sufficient to sustain and grow its operations. The material sources of revenue for the post-Demutualization Pacific Exchange will consist of the following: transaction fees charged to options trading permit holders; service fees; access fees; market data revenues; and regulatory revenues. Management of the Pacific Exchange also believes that PCX Plus, the Pacific Exchange's remote options trading technology, the rollout of which is expected to be completed during the second quarter of 2004, will also attract volume to the Pacific Exchange and generate additional transaction revenue.

The Plan for Demutualization

The proposed Demutualization will convert the members of the current Pacific Exchange into stockholders of PCX Holdings with options trading permits on the reorganized Pacific Exchange.

The diagram below shows the ownership structure before and after the Demutualization.

Ownership Structure Before and After Demutualization


Before Demutualization
Pacific Exchange Seat Owners
Authorized Memberships outstanding representing both (A) ownership in and (B) permission to trade on the current Pacific Exchange
Current Pacific Exchange (Delaware non-stock corporation)
After Demutualization
Stockholders (former Pacific Exchange Seat Owners)
(A) Shares of Common Stock representing ownership in PCX Holdings, Inc.
and
(B) Options Trading Permits representing permission to trade options on the Reorganized Pacific Exchange
PCX Holdings, Inc. (Delaware stock corporation)
PCX Holdings, Inc. owns 100% of the Reorganized Pacific Exchange (sole membership interest)
Reorganized Pacific Exchange (Delaware non-stock corporation)

The following two steps will be undertaken to accomplish the Demutualization:

1. Through the Recapitalization (which will occur immediately prior to the Demutualization pursuant to a merger with a wholly-owned subsidiary of the Pacific Exchange formed for such purpose), the current Pacific Exchange will convert each outstanding membership interest into two separate membership interests: a Class A membership interest representing each member's equity ownership interest in the Pacific Exchange; and a

Class B membership interest representing solely options trading privileges on the Pacific Exchange; and

2. PCX Holdings will form a wholly-owned subsidiary which will merge with the Pacific Exchange. The reorganized Pacific Exchange will be the surviving entity and a wholly-owned subsidiary of PCX Holdings. In the merger, each member of the reorganized Pacific Exchange will receive 1,000 shares of PCX Holdings common stock in exchange for each outstanding Class A membership interest in the Pacific Exchange. The members of the reorganized Pacific Exchange will receive options trading permits on the reorganized Pacific Exchange in exchange for their Class B membership interests.

Immediately after the Demutualization:

1. Each outstanding membership of the current Pacific Exchange will have been converted into the right to receive 1,000 shares of voting common stock of PCX Holdings and one options trading permit on the reorganized Pacific Exchange. (The 10,000 shares of PCX Holdings common stock issuable in respect of the 10 authorized memberships owned by the Pacific Exchange will be held by PCX Holdings as treasury stock following the Demutualization.)

2. PCX Holdings will hold the sole membership interest in the reorganized Pacific Exchange; and

3. The current members of the Pacific Exchange will initially own all of the issued and outstanding common stock of PCX Holdings.

Conditions to Demutualization

The completion of the Demutualization is subject to the approval by the affirmative vote of at least three-fourths of the members of the Pacific Exchange voting, in person or by proxy, but not less than a majority of the members of the Pacific Exchange. Such approval of the members will be obtained at either the annual meeting of members in early 2004 or at a special meeting of members to be held at a date thereafter. Such meeting will, in either case, be held after the fairness hearing before the DOC described herein and the issuance of the requested permits by the DOC under Sections 25121 and 25122 of the CCSL.

In addition, the Commission must approve the changes to the Pacific Exchange's Certificate of Incorporation, Constitution and rules to effect the Demutualization.[3] This approval will be sought by an application which will be filed with the Commission's Division of Market Regulation after the meeting of members of the Pacific Exchange at which the vote on the Demutualization will occur. These changes will be reflected in the Certificate of Incorporation, bylaws and rules of the reorganized Pacific Exchange.

Prior to the meeting of members of the Pacific Exchange at which the vote on the Demutualization will occur, the members of the Pacific Exchange will receive written notice of the fairness hearing and an information statement describing the Demutualization. It is currently anticipated that the fairness hearing will occur in late December 2003. Following the fairness hearing and the issuance of permits by the DOC qualifying the issuance of the Class A membership interests in the Recapitalization and the PCX Holdings common stock in the Demutualization, proxies will be mailed to members of the Pacific Exchange soliciting their vote at the annual meeting of members in early 2004 or at a special meeting of members to be held at a date thereafter. If the Demutualization is not approved by the members, then the Recapitalization will not occur, and the Recapitalization will not occur unless the Demutualization is to occur immediately thereafter.

---

[3] In summary, there will be a certificate of incorporation of the Pacific Exchange implemented by the Recapitalization, which will be immediately replaced as a result of the Demutualization by a new certificate of incorporation of the reorganized Pacific Exchange. The certificate of incorporation of the recapitalized Pacific Exchange will differ from the certificate of incorporation of the current Pacific Exchange primarily in the creation of the Class A and Class B membership interests, the elimination of a prohibition on dividends (but not in respect of the Class B membership interests and the options trading permits for which they will be exchanged in the Demutualization) and in certain other respects as a result of the requirements of the Commission's Division of Market Regulation, which are generally designed to protect the self-regulatory function of the Pacific Exchange. The certificate of incorporation of the demutualized Pacific Exchange will be essentially the same as that of the recapitalized Pacific Exchange; however, the Class A and Class B membership interests will be eliminated because PCX Holdings will hold the sole membership interest in the reorganized Pacific Exchange, and options trading permits will be created in lieu of the Class B membership interests. Certain changes will also be made to the Constitution of the current Pacific Exchange (i.e., its bylaws) that will be reflected in the new bylaws and rules of the reorganized Pacific Exchange. These changes generally address the composition of board of directors and committees thereof, the terms of the new options trading permits and the process for amendments to the certificate of incorporation and bylaws of the reorganized Pacific Exchange. Any further amendment to the certificate of incorporation of the existing or reorganized Pacific Exchange may be made only upon the requisite approval of the Class A membership interests or, after the Demutualization, the sole membership interest of the reorganized Pacific Exchange. Neither the Class B membership interests nor the options trading permits will have any right to amend the certificate of incorporation or bylaws of the existing or reorganized Pacific Exchange.

In addition, although not a condition to the Demutualization, the Pacific Exchange has requested that the IRS issue a ruling confirming the federal income tax consequences of key aspects of the Demutualization. In general, the ruling requested from the IRS is that the Recapitalization and the Demutualization will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that, therefore, no gain or loss will be recognized by the members as a result of the exchange of the equity rights associated with their current membership interests pursuant to the Recapitalization, that no gain or loss will be recognized by a member of the exchange of its Class A membership interest for the common stock of PCX Holdings pursuant to the Demutualization, and other related subjects.

Basis of Section 3(a)(10) Exemption under the Securities Act

Section 3(a)(10) of the Securities Act exempts from registration those securities which are issued by a corporation "in exchange for . . . securities, claims or property interests or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear by any court . . . or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval." 15 U.S.C. § 77c(a)(10).

In Revised Staff Legal Bulletin No. 3 (Oct. 20, 1999), the Commission has stated that the availability of the exemption provided by Section 3(a)(10) depends, among other things, upon the satisfaction of certain elements: (i) the securities must be issued in exchange for securities, claims, or property interests; (ii) a court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange; (iii) the court or authorized governmental entity must find that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised that the issuer will rely on the Section 3(a)(10) exemption based upon such court or governmental entity's approval of the transaction; (iv) the court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction; (v) the approving authority must be expressly authorized by law to hold a hearing on the exchange, although it is not necessary that the hearing be mandatory; (vi) the fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange; (vii) adequate notice of the hearing must be given to all those persons; and (viii) there cannot be any improper impediments to the appearance by those persons at the hearing.

We have reviewed various no-action letters and interpretive opinions issued by the staff of the Commission relative to the exemption under Section 3(a)(10) of the Securities Act. In a number of instances, the staff has taken a no-action position in the context of the demutualization of a mutual insurance company, whereby the insurance company proposed to convert from a mutual insurance company into a stock insurance company, subject to the approval of the appropriate state authority. See California Mutual Insurance Company (Feb. 14, 1995); Metropolitan Life Insurance Company (Nov. 23 1999); Sun Life Assurance Company (Nov. 8, 1999); Standard Insurance Company (Jan. 26, 1999); The Millers Mutual Fire Insurance Company (September 23, 1998); Blue Cross and Blue Shield of Virginia (Jun. 14, 1996); Farm Family Mutual Insurance Company (Apr. 2, 1996); Guarantee Mutual Life Company (Apr. 13, 1995); The Equitable Life Assurance Society of the United States (Feb. 20, 1992); Empire Mutual Insurance Company (Dec. 21, 1987). The corporate structure of such mutual insurance companies is similar to the corporate structure of national securities exchanges, such as the Pacific Exchange. Mutual insurance companies are typically non-stock entities composed of membership interests that are owned by the insurance company's policyholders.

Each of the conditions for a Section 3(a)(10) exemption, as described in Revised Staff Legal Bulletin No. 3, will be satisfied in respect of the Recapitalization and the Demutualization. First, Revised Staff Legal Bulletin No. 3 provides that the securities must be issued in exchange for securities, claims or other property interests. This condition will be satisfied in that "securities" (i.e., the Class A membership interests in the Pacific Exchange and the shares of common stock of PCX Holdings) will be exchanged for one or more bona fide outstanding "securities, claims, or property interests" (i.e., the existing membership interests in the current Pacific Exchange in the Recapitalization and the Class A membership interests of the recapitalized Pacific Exchange in the Demutualization). In our opinion, the Class A membership interests in the recapitalized Pacific Exchange will constitute "securities" because they (a) will represent the voting power which controls the Pacific Exchange, including the election of its Board of Governors and, under Delaware law, the power to approve corporate transactions, such as mergers or consolidations, and to approve amendments to the certificate of incorporation, Constitution and rules of the Pacific Exchange, (b) will represent the right to receive dividends, (c) will be negotiable and transferable separately from the Class B membership interests which will represent solely the options trading privileges,[4] (d) will be able to be pledged or hypothecated, and (e) can appreciate in value by virtue of the efforts of others (i.e., the options trading permit holders on, and the management of, the Pacific Exchange). Thus, the Class A membership interests in the recapitalized Pacific Exchange will be the functional equivalent of the shares of common stock of PCX Holdings for which they will be exchanged in the Demutualization which will occur immediately following the Recapitalization. Moreover, in the Recapitalization, the existing membership interests of the Pacific Exchange which will be exchanged for the Class A and Class B membership interests of the recapitalized Pacific Exchange clearly constitute "other property interests" within the meaning of Section 3(a)(10) of the Securities Act and Revised Staff Legal Bulletin No. 3 given their right to dividends on liquidation of the corporation and their rights to vote in the election of members of the Board of Governors and on other matters pursuant to the certificate of incorporation and Constitution of the Pacific Exchange.

Second, Revised Staff Legal Bulletin No. 3 specifies that the approval must be by a governmental entity expressly authorized by law to hold a hearing on the transaction and to approve the fairness of the terms and conditions of the exchange. This condition is clearly satisfied in the case of the Demutualization, because the notice, hearing and fairness determination in connection with the Recapitalization and the Demutualization will be made by the California Commissioner of Corporations in accordance with Section 25142, which provides that:

> "when application is made for a permit to issue securities . . . in exchange for one or more bona fide outstanding securities, claims, or property interests, or partly in such exchange and party for cash, the commissioner is expressly authorized to approve the terms and conditions of such issuance and exchange . . . and the fairness of such terms and conditions and is expressly authorized to hold a hearing upon the fairness of such terms and conditions . . ." Cal. Corp. Code § 25142.

Third, Revised Staff Legal Bulletin No. 3 requires that the court or authorized governmental entity find that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised that the issuer will rely on the Section 3(a)(10) exemption based upon such court or entity's approval of the transaction. Section 25142 satisfies this requirement in that it specifically requires a finding by the DOC

[4] The Class A membership interests will not be "stapled" to the Class B membership interests, i.e., to acquire a Class A membership interest, it will not be necessary to acquire a Class B membership interest. As described above, the Class B membership interests will not be transferable.

regarding the fairness of the terms and conditions of the transaction. In addition, the Pacific Exchange has advised the DOC, in writing and as part of its applications for permits for qualification and a fairness hearing, that the Pacific Exchange intends to rely upon the Section 3(a)(10) exemption based on the DOC's approval of the fairness of the transaction.

Fourth, in satisfaction of the requirement in Revised Staff Legal Bulletin No. 3 that the court or authorized governmental entity hold a hearing before approving the fairness of the terms and conditions of the transaction, the Pacific Exchange has requested that the DOC conduct such a fairness hearing prior to year-end 2003. Further, it is a condition to the consummation of the Demutualization that such a hearing have been held and the necessary permits for qualification by the DOC have been issued.

Finally, Revised Staff Legal Bulletin No. 3 requires that the fairness hearing be open to everyone to whom securities would be issued in the proposed exchange, that adequate notice of the hearing be given to all such persons, and that there cannot be any improper impediments to the appearance by such persons at the fairness hearing. The Pacific Exchange intends to comply fully with such requirements. California Code of Regulations Title 10, Sections 250.19 and 250.20 require that public notice of the fairness hearing be provided and that a written notice be mailed to all voting members of the Pacific Exchange at least 10 days prior to the date of the fairness hearing. Such notice will be mailed to all voting members of the Pacific Exchange in accordance with such regulations, publicly posted at the offices of the DOC and, if required by the DOC, published in a local newspaper of general circulation. In addition, under the applicable regulations of the DOC, the fairness hearing is open to all interested parties. See California Code of Regulations, Title 10, §250.18. Thus, there will be no impediments to the appearance by such persons at the fairness hearing.

In conclusion, we are of the opinion that the issuance of the Class A membership interests by the Pacific Exchange in the Recapitalization and the issuance of the shares of PCX Holdings common stock in exchange for the Class A membership interests of the Pacific Exchange pursuant to the Demutualization, all in accordance with Section 25142, will be exempt from the registration requirements of Section 5 of the Securities Act pursuant to Section 3(a)(10) thereof. We would respectfully request that the staff of the Commission, in reliance on our opinion of counsel, confirm that it will not recommend enforcement action to the Commission if the issuance of the Class A membership interests by the Pacific Exchange in the Recapitalization and the issuance of the common stock of PCX Holdings in connection with the Demutualization are carried out without registration under Section 5 of the Securities Act in reliance on the exemption set forth in Section 3(a)(10) as described herein.

Class B Membership Interests and the Options Trading Permits Do Not Constitute Securities

The Class B membership interests of the Pacific Exchange will be created in the Recapitalization and immediately thereafter will be exchanged in the Demutualization for options trading permits on the reorganized Pacific Exchange, which will represent solely the privilege to trade options on the reorganized Pacific Exchange. As noted above, the creation of the Class B membership interests of the Pacific Exchange in the Recapitalization and their exchange for options trading permits on the reorganized Pacific Exchange will be effected without a permit or fairness hearing under the CCSL or registration under Section 5 of the Securities Act in reliance on our firm's opinion that neither such membership interests nor the options trading permits will constitute "securities" under the CCSL or Section 2(a)(1) of the Securities Act. We would respectfully request the Division's confirmation that it will not recommend enforcement action to the Commission if the Class B membership interests of the Pacific Exchange are created in the Recapitalization and thereafter exchanged for options trading permits on the reorganized Pacific Exchange without registration under Section 5 of the Securities Act in reliance on our firm's opinion that neither such membership interests nor such trading permits will constitute "securities" within the meaning of Section 2(a)(1) of the Securities Act. We so conclude for the reasons discussed hereinafter.

As discussed above, the Class B membership interests in the Pacific Exchange and the options trading permits on the reorganized Pacific Exchange will not be transferable by the holders thereof in any fashion, nor will the holders of the options trading permits be entitled to sell, assign, transfer or hypothecate such trading permits, nor will leases of trading permits be allowed. Additionally, the Class B membership interests will not be entitled to receive any dividends or distributions, whether payable upon liquidation or otherwise, from, or have any other financial interest in, the Pacific Exchange. Options trading permits on the reorganized Pacific Exchange may be acquired only from the reorganized Pacific Exchange itself. When a holder of an options trading permit determines to no longer use the permit, it will merely be surrendered to the reorganized Pacific Exchange and thereupon cancelled. In addition, neither the Class B membership interests nor the options trading permits will entitle their holders to any dividends or distributions from, or other financial interest in, the Pacific Exchange, or any voting rights or power to directly elect directors or appoint management or otherwise control the management of the reorganized Pacific Exchange[5], sources of income from the efforts of any third parties, redemption rights, or, with the exception of the exchange of the Class B membership interests for the options trading permits, conversion or subscription rights with regard to any other instrument. The Class B membership interests and the options trading permits are licenses or rights which represent solely the options trading privileges on the current Pacific Exchange. The above described terms and provisions of the Class B membership interests and the options trading permits are the only material terms and provisions of the Class B membership interests and such trading permits. Such membership interests and options trading permits will not be marketed to the public. That the not-for-profit character of the existing Pacific Exchange will no longer apply following the Demutualization should be of no consequence to the holders of the Class B membership interests and the options trading permits, because the holders of such interests are not entitled to dividends or distributions (upon liquidation or otherwise) from, or any other financial interest in, the existing or reorganized Pacific Exchange, nor may their interests be sold, transferred or hypothecated in any fashion. Also, as described above, to acquire a Class A membership interest, it will not be necessary to acquire a Class B membership interest. Also as described above, the Class B membership interests will not be transferable. Further, acquisition of a Class B membership interest from the Pacific Exchange will not require that a Class A membership interest be acquired, and likewise, acquisition of an options trading permit from the reorganized Pacific Exchange will not require that any other interest be acquired (including, without limitation, any shares of the common stock of PCX Holdings).

Section 2(a)(1) of the Securities Act provides that, unless the context otherwise requires:

> "security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, reorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group of index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest

[5] We note, however, that the Options Trading Permit Holder Nominating Committee will have the ability to nominate one director to the board of directors of the reorganized Pacific Exchange, as described in footnote 2 above.

> or instrument commonly known as a "security", or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

Although a membership interest in a national securities exchange is not literally set forth in the foregoing definition of "security," we nevertheless consider whether the Class B membership interests in the Pacific Exchange and the options trading permits on the reorganized Pacific Exchange may be regarded as the equivalent of "securities" in this context.

We believe that the leading decisions of the federal courts which have addressed the definition of the term "security" under Section 2(a)(1) of the Securities Act lead inevitably to the conclusion that the Class B membership interests and the options trading permits are not securities. Of course, in the seminal case of SEC v. W.J. Howey Co., 328 U.S. 293 (1946), the Supreme Court established that one of the criteria of an investment contract is that profits "are to be derived solely from the efforts of others." The critical test in this regard is whether the promoter or the investor furnish "the essential managerial efforts which affect the failure or success of the enterprise." SEC v. Glenn W. Turner Enters., Inc., 474 2d 476, 482 (9th Cir. 1973). Landreth Timber Co. v. Landreth, 471 U.S. 681 (1985), also sets forth several additional characteristics traditionally associated with securities including the following: (i) the right to receive dividends contingent upon an apportionment of profit; (ii) negotiability; (iii) the ability to be pledged or hypothecated; (iv) voting rights in proportion to the number of shares owned; and (iv) the ability to appreciate in value. Landreth, 471 U.S. at 686 (citing United Housing Foundation, Inc. v. Forman, 421 U.S. 837, 851 (1975)).

Neither the Class B membership interests of the Pacific Exchange nor the options trading permits of the reorganized Pacific Exchange will have the traditional characteristics of an investment security delineated in these cases for the reasons described below.

First, neither the Class B membership interests nor the options trading permits will entitle their holders to any sources of income from the efforts of any third parties. In essence, the Class B membership interests and the options trading permits will constitute simply a right on the part of the holder thereof to engage in the options trading business through the operations of the Pacific Exchange.

Second, neither the Class B membership interests nor the options trading permits will entitle their holders to any dividends or distributions, even in the case of a dissolution of the Pacific Exchange or to any other financial interest in the Exchange. The holders of

Class B membership interests and options trading permits will also not have any redemption rights, or, with the exception of the exchange of the Class B membership interests for the options trading permits, conversion or subscription rights with regard to any other instrument.

Third, neither the Class B membership interests nor the options trading permits will be transferable by the holders thereof in any fashion. In particular, the holders thereof will not be entitled to sell, assign, transfer or hypothecate such membership interests or trading permits, nor will leases of such membership interests or trading permits be allowed. Options trading permits on the reorganized Pacific Exchange may be acquired only from the reorganized Pacific Exchange itself.

Fourth, neither the Class B membership interests nor the options trading permits will have any voting rights or power to directly elect directors or appoint management or otherwise control the management of the reorganized Pacific Exchange[6].

Finally, the fact that the Class B membership interests and the options trading permits constitute simply a right on the part of the holder thereof to engage in the options trading business through the operations of the Pacific Exchange, and that such membership interests and options trading permits are not transferable and may only be acquired from the Pacific Exchange, impairs the ability of such membership interests or options trading permits to appreciate in value.

In a variety of contexts, the staff of the Commission has taken a no-action position on the question of whether exchange seats or membership interests constitute "securities" within the meaning of the Securities Act or has concurred in counsel's opinion to such effect. See European Mercantile Exchange Ltd. (Oct. 11, 1988); Int'l Petroleum Freight Exchange, Inc. (Mar. 12, 1973); and American Stock Exchange - NASD (Jul. 10, 1998). See also Ferreri v. Goldberg Securities, Inc., 1989 WL 11073 (E.D. Pa. 1989). As indicated in such authorities, exchange memberships are not securities because they represent a license or privilege to engage in a trade or business through the exchange and do not involve investments from which one derives a return primarily from the efforts of others. The Class B membership interests of the Pacific Exchange and the options trading permits of the reorganized Pacific Exchange will fall squarely within these principles because the only expectation of profits from the ownership of such

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6 We would note, however, that the Options Trading Permit Holder Nominating Committee will have the ability to nominate one director to the board of directors of the reorganized Pacific Exchange, as described in footnote 2 above.

membership interests or options trading permits is from the individual trading activities of such owners.

In American Stock Exchange - NASD (Jul. 10, 1998), the staff of the Commission concurred in the opinion of counsel that the exchange seats described in that matter did not constitute securities within the meaning of Section 2(a)(1) of the Securities Act in connection with the transfer of membership interests of the American Stock Exchange to a limited liability company in exchange for an ownership interest in the limited liability company. Counsel in that matter advised that the seat owners did not have any reasonable expectation of profits from the exchange, either before or after the transfer of its assets to the LLC. In addition, two other sources of potential profit to a seat owner – (1) income from exercising trading privileges that come with ownership of the seat or leasing the seat to another person who exercises those trading privileges; and (2) gain or loss realized upon the sale of a seat – did not result in the seats being regarded as securities.

The Class B membership interests of the Pacific Exchange and the options trading permits of the reorganized Pacific Exchange present an even stronger case than those stated in the no-action letters cited above, because, unlike the seats described therein, neither the Class B membership interests nor the options trading permits will entitle their holders to any voting rights to directly elect directors or appoint management[7] or to dividends or distributions from (whether on liquidation or otherwise), or any other financial interest in, the reorganized Pacific Exchange. Further, due to the fact that the options trading permits will not be transferable, the owners of the options trading permits will not have other sources of profit not associated with trading activities which were present in the no-action letters cited above, such as revenues from leasing the trading permit or from sale of the trading permit. Finally, the owners of the options trading permits are more insulated financially from the operations of the reorganized Pacific Exchange than the seat owners in the no-action letters cited above, because the reorganized Pacific Exchange will not have the ability to levy assessments on the holders of the options trading permits to fund operations of the reorganized Pacific Exchange.

In addition, the Class A membership interests in the recapitalized Pacific Exchange and the shares of PCX Holdings common stock will be negotiable and transferable separately from the Class B membership interests in the recapitalized Pacific Exchange and the options trading permits on the reorganized Pacific Exchange, respectively, which, in each

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[7] The Options Trading Permit Holder Nominating Committee will have the ability to nominate one director to the board of directors of the reorganized Pacific Exchange, as described in footnote 2 above.

case, will represent solely the options trading privileges on the Pacific Exchange. Since the Class A and Class B membership interests, and the PCX Holdings common stock and the options trading permits, will not be "stapled" (i.e., it will not be required to obtain a Class A membership interest if the Class B membership interest is acquired, or vice versa, nor will it be necessary to acquire an options trading permit to acquire stock in PCX Holdings, or vice versa), they do not constitute an indivisible "bundle of rights". Rather, the Class B membership interests in the recapitalized Pacific Exchange and the options trading permits on the reorganized Pacific Exchange will constitute a license or right on the part of the holder thereof to engage in the options trading business on the Pacific Exchange, while the Class A membership interests (and the PCX Holdings common stock for which such interests will be exchanged immediately after their creation) constitute the equity ownership interests of the enterprise.

Therefore, in our opinion, the Class B membership interests of the Pacific Exchange to be issued in the Recapitalization and the options trading permits of the reorganized Pacific Exchange for which they will be exchanged in the Demutualization will not constitute securities within the meaning of Section 2(a)(1) of the Securities Act and, accordingly, may be issued in the manner described in this letter without registration under Section 5 of the Securities Act.

If you require any further information or have any questions, please contact me at (415) 983-1516 or, in my absence, my partner, Patricia F. Young, at (415) 983-1845.

Thank you for your attention to this matter.

Very truly yours,

Rodney R. Peck

cc: Mr. Martin P. Dunn, Deputy Director, Division of Corporation Finance
David Lynn, Chief Counsel, Division of Corporation Finance
Ms. Elizabeth King, Associate Director, Division of Market Regulation
Kathryn L. Beck, Esq.
Patricia F. Young, Esq.